UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exchange Agreement

On August 15, 2022, ADC Therapeutics SA (the “Company”), ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into an Exchange Agreement (the “Exchange Agreement”) with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”), pursuant to which Deerfield agreed to exchange $115.0 million aggregate principal amount of the Company’s senior secured convertible notes (the “Existing Convertible Notes”) issued under the Facility Agreement, dated April 24, 2020, as amended and restated, supplemented or otherwise modified from time to time, by and among the Company, the other loan parties thereto, the lenders party thereto and Deerfield Partners, L.P., as agent (such agreement, the “Facility Agreement”), which constitute all senior secured convertible notes outstanding under the Facility Agreement, for (i) warrants (the “Deerfield Warrants”) to purchase an aggregate of 4,412,840 common shares, (ii) an aggregate of 2,390,297 common shares, and (iii) cash equal to $117.3 million.

The Deerfield Warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of $24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of $28.07 per share. Each Deerfield Warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time prior to 4:00 p.m. (Zurich time) on May 19, 2025. The Deerfield Warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the Deerfield Warrants for their Black Scholes-based fair value in connection with certain transformative transactions or changes of control of the Company that occur prior to their expiration.

In addition, the Company entered into a registration rights agreement with Deerfield, pursuant to which the Company is required to file, within 15 business days, a registration statement on Form F-3 that registers for resale under the Securities Act the common shares issuable upon exercise of the Deerfield Warrants. The Company will be required to keep such registration statement effective until all such common shares have been sold, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding, are no longer held by persons entitled to registration rights or until the date that is one month following expiry of the Deerfield Warrants.

The transactions contemplated by the Exchange Agreement, including the issuance of the common shares and the Deerfield Warrants and the entry into the registration rights agreement, were effected on August 15, 2022. All obligations of the Company and the other loan parties under the Facility Agreement were deemed to have been paid in full and fully performed, all guarantees granted in favor of the agent under the Facility Agreement terminated and all security interests and other liens in favor of the agent and the lenders under the Facility Agreement and related agreements were released.

The foregoing descriptions of the Deerfield Warrants and the registration rights agreement are not complete and are qualified in their entirety by reference to the full text of the Deerfield Warrants, a form of which is filed as Exhibit 99.1 hereto, and the full text of the registration rights agreement, which is filed as Exhibit 99.2 hereto.

Loan Agreement

On August 15, 2022, the Company, ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to $175.0 million principal amount of secured term loans, including (i) an initial tranche of $120.0 million principal amount of term loans and (ii) up to two additional tranches, each up to $27.5 million principal amount of term loans that the Company may draw upon within 18 months of the closing date, subject to satisfaction of certain customary conditions including compliance with the Company’s other material agreements for the incurrence of such debt. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of SOFR plus 7.50% per annum or a base rate plus 6.50% per annum for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% or a base rate plus 8.25%, in each case subject to a 1.00% per annum SOFR floor. At the Company’s election, for the first three years, the Company may choose to pay an amount of interest on the outstanding principal amount of term loans corresponding to up to 2.50% of the applicable interest rate in kind (in lieu of payment in cash). The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, the Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable during the period commencing from the closing date until the fourth anniversary of the closing date. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to the fourth anniversary of the closing date. The obligations under the Loan Agreement are secured by substantially all assets of the Company and certain of its subsidiaries and are guaranteed initially by the Company’s subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least $60.0 million plus an amount equal to any accounts payable of the Company or its subsidiaries that remain unpaid more than ninety (90) days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control.

In addition, the Company issued to the lenders under the Loan Agreement warrants (the “Lender Warrants”) to purchase an aggregate number of common shares equal to $4,375,000 divided by the volume weighted-average price of the common shares for the ten trading days prior to their issuance and the ten trading days on and after their issuance (such price, the “20-Day VWAP”). The Lender Warrants have an exercise price per share equal to the 20-Day VWAP. Each Lender Warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time prior to 4:00 p.m. (Zurich time) on August 15, 2032. The Lender Warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

In addition, the Company entered into a registration rights agreement with the holders of the Lender Warrants and the Purchasers (as defined below), pursuant to which the Company is required to file, within 60 business days, a registration statement on Form F-3 that registers for resale under the Securities Act the common shares issuable upon exercise of the Lender Warrants and the common shares to be issued under the Share Purchase Agreement (as defined below). The Company will be required to keep such registration statement effective until all such common shares have been sold, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding, are no longer held by persons entitled to registration rights or until three years from the date of the effectiveness of the initial registration statement. The registration rights agreement includes certain demand registration rights and piggyback registration rights exercisable if the Company does not maintain current public information for Rule 144 purposes.

The Company drew down $120.0 million principal amount of term loans under the Loan Agreement, issued the Lender Warrants and the entered into the registration rights agreement on August 15, 2022.

The foregoing descriptions of the Loan Agreement, Lender Warrants and the registration rights agreement are not complete and are qualified in their entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 99.3 hereto, the full text of the Lender Warrant, a form of which is filed as Exhibit 99.4 hereto, and the full text of the registration rights agreement, which is filed as Exhibit 99.5 hereto.

Share Purchase Agreement

On August 15, 2022, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers and the Purchasers agreed to severally purchase from the Company an aggregate of 733,568 common shares at $8.52 per share, which is the volume weighted-average price of the common shares for the five trading days prior to the date of the Share Purchase Agreement. The closing of this transaction is expected to take place the business day after the registration of the authorized share capital increase with the Commercial Register of the Canton of Vaud; provided that the Share Purchase Agreement may be terminated (i) by mutual written consent of the parties, (ii) by either party if the registration of the authorized share capital increase has not occurred on or prior to the twenty-first day after the date of the Share Purchase Agreement, or (iii) by either party if the other party breaches any of its representations and warranties contained therein or fails to perform any of its covenants or agreements contained therein.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: August 15, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Deerfield Warrant
99.2	Registration Rights Agreement, dated August 15, 2022, between ADC Therapeutics SA and Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P.
99.3†	Loan Agreement and Guaranty, dated August 15, 2022, among ADC Therapeutics SA, ADC Therapeutics (UK) Limited, ADC Therapeutics America, Inc., the lenders party thereto and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent
99.4	Form of Lender Warrant
99.5	Registration Rights Agreement, dated August 15, 2022, between the ADC Therapeutics SA and OR Opportunistic DL (C), L.P., Owl Rock Opportunistic Master Fund II, L.P., Oaktree LSL Holdings EURRC S.à r.l., Oaktree Specialty Lending Corporation, Oaktree AZ Strategic Lending Fund, L.P., Oaktree Strategic Credit Fund, Oaktree Diversified Income Fund, Inc., and Oaktree Loan Acquisition Fund, L.P.

† Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.